

July 18, 2011

<u>Via Facsimile</u>
Mr. Christopher J. Klein
President and Chief Executive Officer
Fortune Brands Home & Security LLC
520 Lake Cook Road
Deerfield, IL 60015-5611

      Re: Fortune Brands Home & Security LLC
                Amendment 2 to Registration Statement on Form 10
                Filed July 7, 2011
                File No. 1-35166

Dear Mr. Klein:

We reviewed the filing and have the comments below.

Equity Grants Following the Distribution, page 70

1. Please revise to disclose the amounts and types of equity-based awards that you expect to grant on the distribution date or shortly thereafter as well as the terms associated with these awards. We may have further comments once we review your revised disclosure.

Unaudited Pro Forma Consolidated Financial Statements, page 98

2. We note your response to comment two from our letter dated June 22, 2011; however, we believe that the presentation remains a bit confusing to readers. For example, on page 100, you use the term "pro forma" interchangeably to describe loss per basic and diluted common share before and after adjustments. It would be helpful if your pro forma consolidated statement of income included the same types of columns as the pro forma consolidated balance sheet so that it is clear that the ($0.08) per share presented in the far left column on page 100 represents unadjusted pro forma loss per basic and diluted common share while the amount that will be presented in the far right column of the same line item on page 100 represents the adjusted pro forma loss per basic and diluted common share. As a related matter, since you seem to describe both unadjusted pro forma amounts and adjusted pro forma amounts interchangeably throughout the filing as "pro forma" amounts, please revise

your filing throughout to clearly differentiate between the unadjusted and adjusted pro forma amounts to eliminate any potential confusion.

Condensed Consolidated Statements of Income, page F-36

3. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Closing

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may direct questions on accounting comments to Lisa H. Etheredge at (202) 551-

3424 or Rufus G. Decker at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director